FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For July 3, 2008

DESWELL INDUSTRIES, INC.
(Registrant’s name in English)

17B Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
 (Address of principal executive offices)

Contact:
John G. Nesbett /Jennifer Belodeau
Institutional Marketing Services (IMS)
203.972.9200
jnesbett@institutionalms.com

DESWELL INDUSTRIES ANNOUNCES

FOURTH QUARTER AND YEAR-END RESULTS

- Net Income Before Tax Increases 40% For The Quarter -

- Company Also Announces Fourth Quarter Dividend of $0.12 Per Share -

MACAO (July 3, 2008) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced it financial results for the fourth quarter and year ended March 31, 2008.

Net sales for the year ended March 31, 2008 were $143.8 million, an increase of 5.1% compared to sales of $136.8 million for the year ended March 31, 2007.  Operating income decreased 33.6% to $9.1 million, compared to $13.7 million for the year ended March 31, 2007, and net income decreased 20% to $9.7 million, compared to $12.2 million in the previous year.  Basic net income per share and diluted net income per share decreased to $0.63 and $0.63 respectively, (based on 15,517,000 and 15,566,000 weighted average shares outstanding, respectively) compared to $0.81 and $0.81 respectively, (based on 14,956,000 and 15,048,000 weighted average shares outstanding, respectively) for the year ended March 31, 2007.

Deswell reported that net sales for the fourth quarter ended March 31, 2008 were $31.5 million, compared to $30.4 million for the same quarter of 2007, an increase of 3.8%.  Revenues at Deswell’s plastics division increased 34.3% in the fourth quarter while revenues at the company’s electronic assembly division decreased 13.1% compared to the corresponding period in the previous year.

Total gross margin increased to 18.3% in the fourth quarter ended March 31, 2008 from 17.1% in the fourth quarter last year.  Gross profit in the plastic segment decreased to 26.3% of net sales for the quarter compared to 29.4% of net sales for the same quarter of last year.  The decreased gross margin in the plastic segment was mainly a combined effect of a change in customer and product mix to expand our sales in relatively lower margin orders, an increase in resin cost and an increase in labor and overhead cost due renminbi appreciation and implementation of a new China Labor Ordinance commencing January 1, 2008 compared to the same quarter last year.   Gross profit in the electronic and metallic segment increased to 11.4% of net sales for the quarter ended March 31, 2008 compared to 10.4% of net sales for the year-ago quarter.

Operating income totaled $1.1 million, compared to $0.7 million for the same quarter of 2007.  Net income before tax for the quarter increased 40.3% to $1.1 million as compared to $0.8 million for the year-ago quarter.  Net income after tax for the quarter increased to $1.9 million as compared to $0.4 million for the year-ago quarter.  Basic net income per share and diluted net income per share for the quarter increased to $0.12 and $0.12, respectively (based on 15,791,000 and 15,827,000 weighted average shares outstanding, respectively), compared to $0.03 and $0.03, respectively (based on 15,023,000 and 15,159,000 weighted average shares outstanding, respectively), for the quarter ended March 31, 2007.

Other operating income for the quarter increased $982,000 to $884,000 compared to other expenses of $98,000 for the quarter ended March 31, 2007.

On a segment basis, other operating income attributable to the plastic segment was $955,000, an increase of $974,000 compared to other expenses of $19,000 for the same quarter last year.  The increase was mainly attributable to an exchange translation gain of $1.1 million related to our subsidiary Jetcrown Dongguan Industrial Limited, using Renminbi as its functional currency, offset by an allowance for doubtful account receivables of $124,000 in the quarter ended March 31, 2008.

The company also reported a write back of income tax provision of $348,000 during the quarter for calendar tax years 2006 and 2007 as compared to an income tax provision of $72,000 in the year-ago quarter; together with a decrease in deferred tax liability of $237,000 and an increase in deferred tax asset of $230,000 during the quarter as compared with a deferred tax provision of $321,000 for the year-ago quarter.

The Company’s balance sheet remains strong, with cash and cash equivalents on March 31, 2008 totaling $22.7 million, compared to $24.5 million on March 31, 2007.  Working capital totaled $57.6 million as of March 31, 2008, versus $58.7 million as of March 31, 2007.  The Company has no long-term or short-term borrowings.

Mr. Franki Tse, chief executive officer, commented, “We are encouraged by the sales increase we reported in the fourth quarter driven by strong sales in our plastics division.  That being said, our manufacturing costs are still being impacted by crude oil price increases, RMB appreciation, resin cost increases, labor/electricity rate increases, as well as the American economic situation and inflation in China.”

Mr. Tse continued, “We expect continued strong sales in our plastics division in the coming quarters.  Sales of professional audio equipment at our electronics division should be flat for the duration of fiscal 2009, but we are developing new electronics business in other markets and expect our overall electronics business to improve for fiscal 2009.  At the moment we are devoting resources to setting up a new LCD panel assembly line, installing 25 new mid-sized injection machines and replacing some old ones, and renting two warehouses (totaling about 5,500 square meters) in order to support the expansion of our operations. These investments will be financed through our internal reserves and working capital.”

Fourth Quarter Dividends

The Company also announced that on July 1, 2008 its board of directors declared a dividend of $0.12 per share for the fourth quarter, bringing cash dividends per share for the year ended March 31, 2008 to $0.56 per share.  The dividend will be payable on July 29, 2008 to shareholders of record as of July 8, 2008.

About Deswell

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers (“OEMs”) and contract manufacturers at its factories in the People’s Republic of China.  The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount (“SMT”) and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals.  The Company’s customers include Digidesign Inc., Vtech Telecommunications Ltd., Epson Precision (H.K.) Ltd., Inter-Tel Incorporated, Line 6 Manufacturing and  Peavey Electronics Corporation.

To learn more about Deswell Industries, Inc., please visit the Company’s web site at www.deswell.com.

Forward-Looking Statements

Statements in this press release that are "forward-looking statements" are based on current expectations and assumptions that are subject to risks and uncertainties. For example, our statements regarding our expected growth in sales from the electronic and metallic division in the coming year and our efforts to reduce overhead costs in our plastic division are forward-looking statements.  Actual results could differ materially because of the following factors, among others, which may cause revenues and income to fall short of anticipated levels or our overhead expenses to increase: our dependence on a few major customers; vigorous competition forcing product price reductions or discounts; the timing and amount of significant orders from our relatively few significant customers; continuing increases in resin prices that cannot be passed on to customers; unexpected production delays; obsolete inventory or product returns; losses resulting from fraudulent activity of our customers or employees; labor shortages that increase labor and costs; changes in the mix of product products we manufacture and sell; adverse currency fluctuations in the renminbi and Hong Kong dollar when translated to US dollars; potential new accounting pronouncements; and the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome, on general economic activity.

For further information regarding risks and uncertainties associated with the Company’s business, please refer to the “Risk Factors” section of Company’s Annual Report on Form 20-F, copies of which may be obtained from the Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

All information in this release is made as of the date of this press release.  Deswell undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Deswell’s expectations.

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DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(U.S. dollars in thousands, except per share data)

	Quarter ended		Year ended
	March 31,		March 31
	2008	2007	2008	2007
	(Unaudited)		(Unaudited)	(Audited)
Net sales	$31,524	$30,373	$143,806	$136,779
Cost of sales	25,765	25,165	116,664	105,506
Gross profit	5,759	5,208	27,142	31,273
Selling, general and administrative
Expenses	5,564	4,439	19,883	18,957
Other income/(expenses), net	884	(98)	1,838	1,376
Operating income (note 5)	1,079	671	9,097	13,692
Interest expense	-	-	-	-
Non-operating income/(expenses), net	21	113	521	547
Income before income taxes	1,100	784	9,618	14,239
Income taxes	(815)	393	(346)	1,239
Income before minority interests	1,915	391	9,964	13,000
Minority interests	-	(4)	228	833
Net income	$1,915	$395	$9,736	$12,167

Other comprehensive income
Foreign currency translation adjustment	1,286	-	2,627	670
Comprehensive income	$3,201	$395	$12,363	$12,837

Net income per share (note 3)
Basic:
Net income per share	$0.12	$0.03	$0.63	$0.81
Weighted average common shares
outstanding (in thousands)	15,791	15,023	15,517	14,956

Diluted:
Net income per share (note 3)	$0.12	$0.03	$0.63	$0.81
Weighted average common shares
outstanding (in thousands)	15,827	15,159	15,566	15,048

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DESWELL INDUSTRIES, INC.

Consolidated Balance Sheet
(U.S. dollars in thousands)

	March 31,	March 31,
	2008	2007
	(Unaudited)	(Audited)
ASSETS

Current assets:
Cash and cash equivalents	$22,718	$24,549
Restricted cash	-	-
Marketable securities	116	107
Accounts receivable, net	21,397	21,063
Inventories	26,462	29,495
Prepaid expenses and other current assets	5,347	4,999
Income taxes receivable	3	130
Total current assets	76,043	80,343
Property, plant and equipment - net	64,455	60,157
Deferred tax asset	230	-
Goodwill	391	710
Total assets	$141,119	$141,210

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable	$12,527	$15,865
Customer deposits and accrued expenses	5,997	5,035
Income taxes payable	95	450
Deferred tax liability	84	321
Total current liabilities	18,703	21,671
Minority interests	-	7,884

Shareholders' equity
Common stock
- authorized 30,000,000 shares; issued and outstanding
15,790,810 shares at March 31, 2008 and
15,038,730 at March 31, 2007	49,923	42,393
Additional paid-in capital	7,991	7,601
Accumulated other comprehensive income	3,734	1,106
Retained earnings	60,768	60,555
Total shareholders' equity	122,416	111,655
Total liabilities and shareholders' equity	$141,119	$141,210

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DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
( U.S. dollars in thousands )

	Year ended
	March 31,
	2008	2007
	(Unaudited)	(Audited)
Cash flows from operating activities:
Net income	$9,736	$12,167
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	6,307	5,274
(Gain)/loss on sale of property, plant and equipment	43	(643)
Unrealized holding (gain)/loss on marketable securities	(9)	57
Stock-based compensation cost	592	820
Impairment loss on goodwill	317	-
Minority interests	228	833
Deferred income tax	(466)	615
Changes in current assets and liabilities:
Accounts receivable	(342)	(2,745)
Inventories	3,004	(7,650)
Prepaid expenses and other current assets	(354)	36
Income taxes receivable	129	(130)
Accounts payable	(3,296)	4,979
Customer deposits and accrued expenses	958	1,928
Income taxes payable	(354)	266
Net cash provided by operating activities	16,493	15,807

Cash flows from investing activities
Purchase of property, plant and equipment	(7,380)	(7,812)
Acquisition of minority interest in a subsidiary	(414)	-
Proceeds from disposal of property, plant and equipment	333	3,232
Net cash used in investing activities	(7,461)	(4,580)

Cash flows from financing activities
Dividend paid	(9,523)	(11,809)
Exercise of stock options	986	950
Dividends paid to minority shareholders of a subsidiary	-	(582)
Decrease in restricted cash	-	649
Net cash used in financing activities	(8,537)	(10,792)

Net cash effect of translation adjustment	(2,326)	(1,255)

Net decrease in cash and cash equivalents	(1,831)	(820)
Cash and cash equivalents, at beginning of year	24,549	25,369
Cash and cash equivalents, at end of year	22,718	24,549

Supplementary disclosures of cashflow information:
Interest	-	-
Income taxes paid, net	365	487

Supplementary disclosures of significant non-cash transactions:
Issuance of common stock in connection of acquisition of
additional 24% shareholdings of a subsidiary	6,342	-
Fair value impairment on net assets acquired of
additional 24% shareholdings of a subsidiary	1,314	-

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DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands except per share data)

1.       Management’s Statement

In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the Company) at March 31, 2008 and March 31, 2007, the results of operations for the quarters and year ended March 31, 2008 and March 31, 2007, and the cash flows for the year ended March 31, 2008 and March 31, 2007.  The notes to the Consolidated Financial Statements contained in the Form 20-F Annual Report filed on August 1, 2007 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

2.       Inventories

	March 31,	March 31,
	2008	2007
Inventories by major categories :
Raw materials	$14,855	$13,196
Work in progress	6,259	10,227
Finished goods	5,348	6,072
	$26,462	$29,495

3.       Earnings Per Share

The basic net income per share and diluted net income per share are computed in accordance with the Statement of Financial Accounting Standards No.128 “Earnings Per Share.”

The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period.  Diluted net income per share gives effect to all potentially dilutive common shares outstanding during the period.  The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.  In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from exercise of options.

The net income for the years ended March 31, 2008 and 2007 were both from the Company’s continuing operations.

4.       Impairment Loss on Goodwill

The goodwill impairment recognized was in the financial statements of our subsidiary, Integrated International Limited, the holding company of all of our electronic and metallic operations.  The assets associated with the goodwill were acquired through purchases by Integrated of the outstanding capital stock of Kwanta Precision Metal Products Co., Ltd.  These purchases occurred first in October 1996, when Integrated purchases for $64,000, which it paid in cash, 64.9% of Kwanta’s outstanding capital stock, and then in April 1999 and July 1999, when Integrated purchased for $6,000, which it paid in cash, the remaining 35.1% of Kwanta’s outstanding capital stock.  These transactions were disclosed in our 2007  Form 20F filed on August 1, 2007.  Kwanta has been dormant since September 2002, when the metallic manufacturing operations were shifted to another of our subsidiaries, Kwan Hong Dongguan Electronics Co., Ltd.  An assessment was made regarding the implied fair value of the goodwill of Kwanta acquired in 1996 and 1999, which management considered to be nil as Kwanta was dormant.

5.       Restatement of Operating income for the quarter and year ended March 31, 2007

Other operating income/(expenses) are reclassified in the consolidated statement of income for the year ended March 31, 2007 for better presentation.  Comparative figures for the quarter and year ended March 31, 2007 were restated accordingly in this release.   The restatement of operating income has no impact on the net income on the consolidated statement of income for the year ended March 31, 2007 but on the net income for the quarter ended December 31, 2006 from $3,606 to $4,772 and for the quarter ended March 31, 2007 from $1,562 to $395.

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Results of Operations

General

The Company’s revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, (ii) electronic products and subassemblies and (iii) metallic parts and components and distribution sales of audio equipments.  The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and less expensive labor rates as compared with Hong Kong.

Quarter Ended March 31, 2008 Compared to Quarter Ended March 31, 2007

Net Sales - The Company’s net sales for the quarter ended March 31, 2008 were $31,524,000, an increase of $1,151,000, or 3.8%, as compared to the corresponding period in 2007.  The increase in sales was mainly related to the increase in sales at our plastic segment of $3,719,000 offset by the decrease in sales at our electronic and metallic segment of $2,568,000.  This represented an increase of 34.3% and a decrease of 13.1% respectively, as compared with the net sales from these segments in the corresponding period in the prior year.

The revenue increase at our plastic segment was mainly the result of the increase in orders from existing and new customers of $3,941,000 and $381,000 respectively offsetting the decrease in orders from existing customers of $603,000 which was partly due to a decrease in new model productions.   Of the increase in sales, $2,756,000 was related to plastic component sales of electronic entertainment products.

The decrease in net sales in the electronic and metallic segment was mainly due to the decrease in orders of electronics and metallic products from existing customers of $4,706,000 and $207,000 respectively, offsetting the increase in orders from existing and new customers of OEM products of $1,592,000 and $702,000 respectively, and the increase in distribution sales of $51,000. The decrease in sales was mainly related to professional audio equipment of $3,836,000 and telecommunication equipment of $473,000 respectively.

Gross Profit - The gross profit for the quarter ended March 31, 2008 was $5,759,000, representing a gross profit margin of 18.3%.  This compares with the overall gross profit and gross profit margin of $5,208,000 or 17.1% for the quarter ended March 31, 2007.

Gross profit in the plastic segment increased by $639,000 to $3,825,000 or 26.3% of net sales, for the quarter ended March 31, 2008 compared to $3,186,000 or 29.4% of net sales, for the quarter ended March 31, 2007.  The decrease in gross margin was mainly attributable to the combined effect of a change in customer and product mix in the quarter ended March 31, 2008, the increase in resin cost and the increase in labor and overhead cost due to renminbi appreciation and implementation of a new China Labor Ordinance commencing January 1, 2008 when comparing with the year-ago quarter.

Gross profits in the electronic & metallic segment decreased by $88,000 to $1,934,000, or 11.4% of net sales, for the quarter ended March 31, 2008 compared to $2,022,000 or 10.4% of net sales, for the same period last year. The improved gross margin was mainly attributed to a combined effect of the change in product mix and price increase on some production, the enhanced controls in manufacturing cost to minimize the impact of labor cost and overhead cost increase due to renminbi appreciation and the implementation of a new China Labor Ordinance commencing January 1, 2008 and an increase in provision for obsolete and excessive stock of $120,000 when comparing with the year ago quarter.

Selling, General and Administrative Expenses – SG&A expenses for the quarter ended March 31, 2008 were $5,564,000, or 17.7% of total net sales, compared to $4,439,000, or 14.6% of total net sales for the quarter ended March 31, 2007.  There was an increase in selling, general and administrative expenses of $1,125,000 over the corresponding period.

The SG&A expenses in the plastic segment increased by $1,075,000, or 44.8%, to $3,476,000, or 23.9% of net sales, for the quarter ended March 31, 2008 compared to $2,401,000 or 22.1% of net sales for the corresponding period in 2007.  The increase was primarily related to the stock based compensation cost of $592,000 recognized in January 2008 but nil in year-ago quarter, increase in selling expenses of $63,000, increase in audit and professional fee of $91,000, increase in staff cost and welfare expenses of $56,000 and depreciation expenses of $15,000.

The SG&A expenses in the electronic & metallic segment increased by $50,000, or 2.5%, to $2,088,000, or 12.3% of net sales, for  the quarter ended March 31, 2008 compared to $2,038,000, or 10.4% of net sales for the corresponding period in 2007.  The increase was primarily related to the increase in staff cost and welfare expenses of $77,000.

Other operating income - Other operating income was $884,000 for the quarter ended March 31, 2008, an increase of $982,000 as compared to other expenses of $98,000 for the quarter ended March 31, 2007.

On a segment basis, other operating income attributable to the plastic segment was $995,000, an increase of $974,000 as compared with other operating expenses of $19,000 for the quarter in last year.  The increase was mainly attributed to the increase in exchange translation gain of $1,144,000 relating to a subsidiary having Chinese renminbi functional currency offsetting a decrease in allowance for doubtful receivables of $165,000.

Other operating expenses attributable to the electronic & metallic segment decreased $7,000 to $71,000 in the quarter ended March 31, 2008 as compared with other operating expenses of $78,000 for the year-ago quarter. This decrease was mainly due to a decrease in allowance for doubtful receivables of $152,000 offsetting the decrease in gain on disposal of fixed assets of $133,000 and the increase in exchange loss of $39,000.

Operating Income - Operating income was $1,079,000 for the quarter ended March 31, 2008, an increase of $408,000 as compared with the corresponding quarter in the prior year.

On a segment basis, the operating income of the plastic division increased $538,000 to $1,304,000, or 9% of net sales in the quarter ended March 31, 2008 compared to operating income of $766,000 or 7.1% of net sales in the corresponding period in 2007.   Operating income in the plastic division increased due to the increase in gross profit and other operating income offsetting the increase in SG&A expenses as described above.

The operating income of the electronic & metallic segment decreased $131,000 to an operating loss of $225,000, in the quarter ended March 31, 2008 compared to an operating loss of $94,000 in the corresponding period in 2007.  Electronic & metallic operating income decreased due to the decrease in gross profit coupled with the increase in SG&A expenses offsetting the decrease in other operating expenses as described above.

Non-operating income – Non-operating income for the quarter decreased by $92,000 to $21,000 for the quarter ended March 31, 2008 as compared with the year-ago quarter.  This is mainly attributable to the increase in impairment loss on marketable securities of $60,000 and the decrease in interest income of $20,000 during the quarter.

Income Taxes – Income tax for the quarter is comprised of income tax credit of $348,000 and a deferred tax asset of $467,000, as compared with income tax expense of $72,000 and deferred tax provision of $321,000 in the corresponding quarter in the prior year.

On a segment basis, the income tax of the plastic segment is comprised of income tax credit of $205,000 and a decrease in deferred tax liability of $237,000 for the quarter ended March 31, 2008, compared with income tax expense of $187,000 and deferred income tax of $321,000 for the quarter ended March 31, 2007.  The income tax credit was an overprovision of income tax expenses for calendar years 2006 and 2007.  The income tax of the electronic & metallic segment comprised of income tax credit of $143,000 and a deferred tax asset of $230,000 for the quarter ended March 31, 2008, compared with income tax credit of $115,000 for the quarter ended March 31, 2007. The income tax credit was an overprovision of income tax expense for calendar year 2007.

Minority Interest – There was no minority interest at March 31, 2008, whereas the minority interestin in the same quarter last year represented a 24% minority interest in Integrated International Limited, the holding company holding the capital stock of Deswell’s electronic and metallic subsidiaries. In August 2007, the Company acquired an additional 24% interest in Integrated, increasing its ownership in that subsidiary from 76% to 100%.   As a result of the decrease in minority interest in Deswell’s electronic & metallic segment during the quarter, the dollar amount of minority interest increased by $4,000 from to a credit of $4,000 for the quarter ended March 31, 2007.

Net Income - Net income was $1,915,000 for the quarter ended March 31, 2008, an increase of $1,520,000 or 384.8%, as compared to net income of $395,000 for the quarter ended March 31, 2007.  Net income as a percentage of net sales increased from 1.3% to 6.1% for the quarter ended March 31, 2008. The increase in net income was mainly the result of the increase in other operating income, the decrease in minority interest and the decrease in income tax expenses as described above.

Net income for the plastic segment increased by $1,470,000 to $1,862,000 for the quarter ended March 31, 2008 compared to $392,000 for the corresponding quarter in 2007.  The increase in net income of the plastic segment was mainly the result of the increase in operating income and the decrease in income tax expenses as described above.

Net income for the electronic & metallic segment increased by $49,000 to $53,000 for the quarter ended March 31, 2008 compared to $4,000 for the corresponding quarter in 2007.  The increase in net income of the electronic & metallic segment was mainly the result of the decrease in income tax expenses offsetting the decrease in operating income and non-operating income as described above.

Year Ended March 31, 2008 Compared to Year Ended March 31, 2007

Net Sales - The Company’s net sales for the year ended March 31, 2008 were $143,806,000, an increase of $7,027,000 or 5.1% as compared to the year ended March 31, 2007. The increase in sales was mainly related to the increase in sales at our electronics and metallic segment of $7,633,000 offsetting the decrease in sales at our plastic segment of $606,000.  This represented an increase of 9.9% and a decrease of 1.0% respectively, as compared with the net sales from the segments in the prior year.

The revenue decrease at our plastic segment was mainly due to the decrease in orders from existing customers of $12,984,000 of which $4,655,000 was related to plastic component sales of printer products and $5,402,000 was related to telecommunication products, offsetting the increase in orders from other existing and new customers of $11,397,000 and $981,000 respectively.  Of the increase, $8,811,000 was related to plastic component sales of electronic entertainment products.

The revenue increase at our electronic and metallic segment was mainly due to an increase in OEM orders of electronic and metallic products from existing and new customers of $12,958,000 and $2,887,000 respectively, and an increase in distribution sales of $682,000 during the year, offsetting the decrease in orders from existing customers of $8,452,000 in electronic sales and $442,000 in metallic sales respectively. Of the increases, $9,037,000 and $5,403,000 were related to orders of professional audio equipment and telecommunication equipment, respectively.

Gross Profit - The gross profit for the year ended March 31, 2008 was $27,142,000, representing a gross profit margin of 18.9%.  This compares with the overall gross profit and gross profit margin of $31,273,000 or 22.9% for the year ended March 31, 2007.

Gross profit in the plastics segment decreased by $3,158,000 to $15,779,000 or 26.8% of net sales, for the year ended March 31, 2008 compared to $18,937,000 or 31.9% of net sales, for the year ended March 31, 2007. The decrease in gross margin was mainly attributed to the combined effect of a change in customer and product mix and the increase in resin cost during the year and the increase in labor cost and overhead cost of 2.4% and 2.8% of net sales, respectively, as compared with prior year, as a result of the renminbi appreciation and implementation of a new China Labor Ordinance commencing January 1, 2008.

Gross profits in the electronic & metallic segment decreased by $973,000 to $11,363,000, or 13.4% of net sales, for the year ended March 31, 2008 compared to $12,336,000 or 15.9% of net sales, for the last year. This was mainly attributed to the change in customer and product mix and the increased material pricing pressure on some of our electronic materials; the increase in labor cost of 1.4% of net sales, the increase in value added tax cost a s a result of the change in value added tax policy by the government of China for different categories of export products in the first quarter of fiscal 2008 and an average of 8.7% appreciation in Chinese renminbi currency in the year where most of our direct overhead and increased local material souring are denominated, as compared with last year.

Selling, General and Administrative Expenses – SG&A expenses for the year ended March 31, 2008 were $19,883,000, amounting to 13.8% of total net sales, as compared to $18,957,000 or 13.9% of total net sales for the year ended March 31, 2007.

The SG&A expenses in the plastic segment increased by $788,000 or 7.6% to $11,105,000 or 18.9% of net sales, for the year ended March 31, 2008 compared to $10,317,000 or 17.4% of net sales, for the prior year. The increase was primarily related to an increase in staff and welfare cost of $712,000, audit and professional expenses of $170,000, depreciation expenses of $161,000 and selling expenses of 153,000 and estate duty and usage tax of $168,000.  Together these offset the decrease in director remuneration of $526,000 and decrease in stock based compensation cost of $227,000 as compared with last year.

The SG&A expenses in the electronic & metallic segment increased by $138,000 or 1.6% to $8,778,000 or 10.3% of net sales, for  the year ended March 31, 2008 compared to $8,640,000 or 11.2% of net sales for the prior year. The increase was primarily related to the increase in management and staff salary and welfare expenses of $305,000 and staff commission expenses of $92,000   offsetting the decrease in selling logistic expenses of $289,000 as compared with last year.

Other operating income - Other operating income was $1,838,000 for the year ended March 31, 2008, an increase of $462,000 as compared with the other operating income of $1,376,000 for the year ended March 31, 2007.

On a segment basis, other operating income attributable to the plastic segment increased $861,000 to $2,346,000 in the year ended March 31, 2008, as compared to other expenses of $1,485,000 for the year ended March 31, 2007.  The increase was mainly attributed to an increase in exchange translation gain of $1,193,000 relating to a subsidiary having Chinese renminbi functional currency, and a decrease in allowance for doubtful receivables of $168,000, offsetting decrease in gain on disposal of fixed assets of $560,000 as compared with the prior year.

Other operating expenses attributable to the electronic & metallic segment increased $400,000, to operating expenses of $508,000 in the year ended March 31, 2008, as compared to other expenses of $108,000 for the year ended March 31, 2007. This increase in other operating expenses was primarily attributable to an impairment in goodwill relating to a metallic subsidiary of $318,000 as described in note 4 to the consolidated financial statements, the increase in exchange loss of $231,000 and the decrease in gain on disposal of fixed assets of $126,000 offsetting the decrease in allowance for doubtful receivables of $204,000 during the year ended March 31, 2008.

Operating Income - Operating income was $9,097,000 for the year ended March 31, 2008, a decrease of $4,595,000, or 33.6% as compared with the prior year.

On a segment basis, the operating income of the plastics segment decreased $3,085,000 to $7,020,000 or 11.9% of net sales in the year ended March 31, 2008 compared to $10,105,000 or 17.0% of net sales in the prior year.   The decrease in operating income was attributable to the decrease in gross profit and the increase in SG&A offsetting the increase in other operating income as described above.

The operating income of the electronics & metallic segment decreased $1,511,000 to $2,077,000 or 2.4% of net sales, in the year ended March 31, 2008 compared to $3,588,000 or 4.6% of net sales in the prior year.  The decrease in operating income was attributable to the decrease in gross profit, coupled with the increase in SG&A expenses and other operating expenses as described above.

Non-operating income – Non-operating income for the year decreased by $26,000 to $521,000 for the year ended March 31, 2008 as compared with last year.  This is mainly attributed to the decrease in interest income of $20,000 and rental income of $70,000 offsetting the decrease in impairment loss on marketable securities of $67,000 as compared with prior year.

Income Taxes – Income tax for the year ended March 31, 2008 is comprised of income tax expenses of $121,000 and a deferred tax asset of $467,000, compared with income tax expenses of $918,000 and a deferred tax provision of $321,000 in the prior year.

On a segment basis, the income tax of the plastic segment is comprised of income tax expenses of $103,000 and a deferred tax asset of $237,000 for the year ended March 31, 2008, as compared with income tax expenses of $472,000 and a deferred tax provision of $615,000 in the prior year.  The decrease in income tax expense was mainly attributed to the additional tax provision made during the corresponding year ended March 31, 2007 as a result of an additional tax assessment in connection with the amounts of assessable profits and the date of commencement of the first profitable year for our Dongguan plastic subsidiary. As a result, we made a tax provision of approximately $154,000, $92,000 and $166,000 for taxable calendar years 2004, 2005 and 2006 respectively, at an applicable  tax rate of 24% with a 50% tax exemption for the calendar years 2004 to 2006.  The tax assessment and payment for calendar years 2004, 2005 and 2006 were settled and concluded during the year ended March 31, 2008 and there is an over-provision of $65,000 for calendar year 2006.  For taxable calendar year 2007, we initially provided an applicable national tax rate of 24% and 3% local tax rate but we have recently been approved as an “Export-oriented Enterprises” by the local tax authority and enjoyed a lower tax rate of 12%.  Hence, an over-provision of income tax was made in the last quarter.  The income tax expenses for the electronic & metallic segment is comprised of income tax expenses of $18,000 and a deferred tax asset of $230,000 as compared with income tax expenses of $152,000 in the prior year.

Minority Interest – There was no minority interest as of March 31, 2008, whereas the minority interest for the five months ended August 31, 2007 and year ended March 31, 2008 represent a 24% minority interest in Integrated International Limited, the holding company holding the capital stock of Deswell’s electronic and metallic subsidiaries. In August 2007, the Company acquired an additional 24% interest in Integrated, increasing its ownership in that subsidiary from 76% to 100%.  As a result of the decrease in Minority interest in Deswell’s electronic & metallic segment during the year, the dollar amount of minority interest decreased by $605,000 from $833,000 for the year ended March 31, 2007.

Net Income - Net income was $9,736,000 for the year ended March 31, 2008, a decrease of $2,431,000 or 20.0%, as compared to net income of $12,167,000 for the year March 31, 2007.  Net income as a percentage of net sales decreased from 8.9% to 6.8% for the year ended March 31, 2008. The decrease in net income was mainly the result of the decrease in operating income offsetting the decrease in income tax expenses and decrease in minority interest, as described above.

Net income for the plastic segment decreased by $1,855,000 or 19.6% to $7,612,000 for the year ended March 31, 2008 compared to $9,467,000 for the prior year 2007.    The decrease in net income of the plastic segment was mainly the result of the decrease in operating income offsetting the decrease in income tax expenses, as described above.

Net income for the electronic & metallic segment decreased by $577,000 or 21.4% to $2,124,000 for the year ended March 31, 2008 compared to $2,701,000 for the prior year 2007.    The decrease in net income of the electronic & metallic segment was mainly the result of the decrease in operating income offsetting the decrease in income tax expenses and in minority interest, as described above.

Liquidity and Capital Resources

Traditionally, the Company has relied primarily upon internally generated funds and short-term borrowings (including trade finance facilities) to finance its operations and expansion.

As of March 31, 2008, the Company had a working capital surplus of $57,570,000 and cash and cash equivalents of $22,718,000. This compares with a working capital surplus of $58,672,000 and cash and cash equivalents of $24,549,000 at March 31, 2007.  The decrease in cash and cash equivalents was mainly attributed to the capital investment of $7,380,000, dividend distribution of $9,523,000 and acquisition of minority interest in a subsidiary of $414,000 offsetting the increase in net cash provided by operating activities of $16,493,000, the exercise of stock options by directors and officers of $986,000.

The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing other than short-term borrowings that are used to finance accounts receivable and are generally paid with cash generated from operations.  The Company has no short-term borrowings and long-term borrowings at March 31, 2008.

As of March 31, 2008, the Company had no general banking facilities.  The Company expects that working capital requirements and capital additions will be funded through internally generated funds.

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Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

For and on behalf of Deswell Industries, Inc. by
/s/ Franki Tse
Franki Tse Chief Executive Officer

Date: July 3, 2008